China Housing & Land Development, Inc.

January 5, 2010

VIA EDGAR AND FACSIMILE 703-813-6968

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549
Attention: Ms. Pamela Long and Ms. Jessica Kane

Re:	China Housing & Land Development, Inc.
Registration Statement on Form S-1

File No. 333-149746

Dear Ms. Pamela Long and Ms. Jessica Kane:

China Housing & Land Development, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced registration statement be accelerated to 12:00 noon, Eastern Standard Time, on Thursday, January 7, 2010, or as soon thereafter as practicable.

The Company hereby acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.
the Company may not assert staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, China Housing & Land Development, Inc.

By:	/s/ Xiaohong Feng
Xiaohong Feng, Chief Executive Officer